Attention Business Editors:

Nadir Mohamed Appointed President and COO of Rogers'
Combined Wireless and Cable Operations

    New Management Structure will Facilitate Further Simplification of

    Operations and Integrated Approaches to Markets and Functions

    TORONTO, May 25 /CNW/ - Ted Rogers, President and Chief Executive Officer

of Rogers Communications Inc., today announced changes to the company's operating management structure designed to facilitate continued strong and profitable growth while further sharpening Rogers' integrated approach to many of its markets, channels and functions.

    Effective immediately, Nadir Mohamed, President and Chief Executive

Officer of Rogers Wireless, will become President and Chief Operating Officer of the Communications division of Rogers, which includes both Rogers Wireless and Rogers Cable. Nadir Mohamed will also join the Board of Directors of

Rogers Communications Inc. Under Nadir Mohamed's leadership, Edward Rogers will continue as President of Rogers Cable while Robert Bruce, Executive Vice

President and Chief Marketing Officer at Rogers Wireless, will become

President of Rogers Wireless.

    "Having achieved full ownership of all three of our operating companies,

we are now proceeding to structure our operating management in a way that will take further advantage of the opportunities we can achieve from driving increased integration of our wireless and cable operations," said Ted Rogers,

President and CEO of Rogers Communications Inc.

    "As technologies rapidly advance and converge, there are tremendous opportunities for Rogers to deliver increasingly innovative products and services that add significant value and convenience to our customers' lives,"

continued Ted Rogers. "As well, we have significant opportunities to continue leveraging many of the platforms and distribution channels of our wireless and cable businesses to drive further efficiencies and better returns. I have complete confidence in Nadir's strong leadership abilities and his track record over many years of delivering innovation and profitable growth to capture these opportunities for Rogers."

    Executive profiles of the senior leadership of the Rogers companies are available on the Directors and Officers pages of the Investor Relations section of the www.rogers.com website.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.

Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed

Internet access and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.

    For further information about the Rogers group of companies, please visit

www.rogers.com.

    %SEDAR: 00003765EF

For further information: Investment Community Contacts: Bruce M. Mann,

(416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,

eric.wright@rci.rogers.com; Media Contacts: Corporate and Media - Jan

Innes, (416) 935-3525, jan.innes@rci.rogers.com; Wireless - Heather

Armstrong, (416) 935-6379, heather.armstrong@rci.rogers.com; Cable - Taanta

Gupta, (416) 935-4727, taanta.gupta@rci.rogers.com;

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